Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934

TapImmune, Inc.
(Name of Issuer)

Common Stock, $0.001 value per share
(Title of Class of Securities)

458166 105
(CUSIP Number)

Sailesh C. Barchha
Nirvana, Chestnut Avenue, Rickmansworth. Hertfordshire. WD3 4HB. England. UK
 Telephone contact :- 011 (44) 7984 711537
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 29, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

CUSIP No. 876033200

(1) Names of reporting persons: Sailesh C Barchha

(2) Check the appropriate box if a member of a group -
(a) member of the group and the membership is expressly affirmed
(b) disclaims membership in a group ☑

(3) SEC use only -

(4) Source of funds: OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6) Citizenship or place of organization: England
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power: Yes
(8) Shared voting power: No
(9) Sole dispositive power: Yes
(10) Shared dispositive power: No

(11) Aggregate amount beneficially owned by each reporting person: 5,600,000 shares

(12) Check if the aggregate amount in Row (11) excludes certain shares - ☐

(13) Percent of class represented by amount in Row (11): 7.58 percent

(14) Type of reporting person: IN

Item 1. Security and Issuer.

Common Stock, $0.001 par value per share

TapImmune, Inc.
Suite 100
1551 Eastlake Avenue East
Seattle, WA 98102

Item 2. Identity and Background.

Certain information about the reporting person and each director and executive officer of the reporting person is set forth below.

Reporting person -

(a)	Name:	Sailesh C Barchha
(b)	Address:	Nirvana, Chestnut Avenue, Rickmansworth. Hertfordshire. WD3 4HB. England. UK
(c)	Principal Occupation	Financial Consultant
(d)	Criminal Convictions	None
(e)	Civil Proceedings	None
(f)	Citizenship	England

Director, principal executive officer, principal financial officer and principal accounting officer of reporting person -

(a)	Name:	Not applicable
(b)	Address:
(c)	Principal Occupation
(d)	Criminal Convictions
(e)	Civil Proceedings
(f)	Citizenship

Item 3. Source and Amount of Funds or Other Consideration.

The consideration for the issue of the securities is services to be rendered to the issuer under a letter of engagement dated May 8, 2012.

Item 4. Purpose of Transaction.

The securities were issued as compensation for services.

(a) Not applicable;

(b) Not applicable;

(c) Not applicable;

(d) Not applicable;

(e) See (g), below;

(f) Not applicable;

(g) Not applicable;

(h) Not applicable;

(i) Not applicable; or

(j) Not applicable

Item 5. Interest in Securities of the Issuer.

(a) See entry (12) on facing sheet for the number and percentage of the class of securities.

(b) See entry (12) on facing sheet for the number and percentage of the class of securities.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Exhibits.

Rule 13d–1(k) agreement	None

(2)	Engagement of Consulting Services Agreement dated as of May 8, 2012

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 25th  2013

/s/ Sailesh C Barchha
Sailesh C. Barchha